Exhibit 17.1

GERALD WAYNE HADDOCK

512 Main Street, Suite 1200

Fort Worth, Texas  76102

(817) 885-8390

October 23, 2008

VIA EMAIL

Mr. S. Jeffrey Johnson	Mr. Don W. Niemiec
Chairman and CEO of Cano Petroleum, Inc.	Director of Cano Petroleum, Inc.
801 Cherry Street, Suite 3200	3904 Monticello Drive
Fort Worth, TX 76102	Fort Worth, TX 76107

Mr. Randall Boyd	Mr. William Powell
Director of Cano Petroleum, Inc.	Director of Cano Petroleum, Inc.
2003 Navasota Cove	1505 Waterside Drive
Westlake, TX 76262	League, TX 77573

Mr. Robert L. Gaudin	Mr. David Wehlmann
Director of Cano Petroleum, Inc.	Director of Cano Petroleum, Inc.
309 W. 7th Street, Suite 500	5726 Morton Road
Fort Worth, TX 76102	Katy, TX 77493

Dear Board of Directors of Cano Petroleum, Inc.:

Now is the time for action – to create change for the benefit of the company and its shareholders by holding management accountable.  Cano’s credibility in the market has been totally lost, as is evidenced by its plummeting stock price to below $1.00 per share – effectively making it a “penny stock.”

In his report posted on July 25, 2008, “Cano Petroleum Misses Again…,” Mr. Harry Chernoff noted:

When a company’s business model and market cap are based on delivering this kind of predictable result, any failure is a serious problem…

In October, 2007, Cano estimated its risked total production for 2008 at more than 3,200 boe/d, up from 1,500 boe/d range with no immediate prospects for change.  For a company that as recently as last October estimated 50% compound annual growth through 2012 off the 1,500 boe/d base, this is a dismal result.

Additionally, C.K. Cooper & Company’s earnings preview for 4th quarter 2008 downgraded its rating of Cano from buy to hold to:

…reflect concerns regarding operational performance and management execution.…  [W]e have concerns that the company has not laid the groundwork for continued growth at Panhandle by developing leases in preparation for future waterflood operations…. In light of this, we can no longer ignore 2008’s uninspiring performance during which most of the $80 million of capital spent went to maintaining production essentially flat at about 1,400 boepd.  With the weak performance at Cockrell and Cato (the firm’s 2 major properties) and very little to no production ramping up from new leases at Panhandle, our production, earnings and cash flow outlook for FY09 are negatively impacted.

Mr. Johnson, as CEO, has a duty to drive this ship carefully and diligently, and it appears that he has not been doing so and now must be held accountable.  Management changes and strategy changes have been inconsistent – Mr. Johnson has run a revolving door over the last four years.  Public statements regarding expectations for production appear to have been wrong.  Directors have now been sued, and interestingly, management has not been sued.

On behalf of the shareholders, demand is hereby made to conduct an internal investigation as to continuous management and director changes spearheaded by Mr. Johnson, and the basis for all public statements made by management concerning production and reserves, including estimates thereof.  As part of this internal investigation, thorough examination must be made of the circumstances surrounding Mr. Johnson’s relationship with every officer and director who has resigned over the last four years in order to determine whether Mr. Johnson has fulfilled his duty to the company and its shareholders, rather than, as it now appears, perpetually attempting to manage the board for management’s own enrichment.  Mr. Johnson’s most recent actions now reveal this to be a classic case of management seeking to entrench itself by limiting dissent on the board of directors.  I cannot and will not allow this type of conduct to continue.  Additionally, in light of the class action suit filed against directors for erroneous financial statements, I hereby demand the Audit Committee fulfill its duties by conducting a full and complete investigation into (i) the alleged misstatement of reserves and all related circumstances, and (ii) the proper characterization in the financials of all contingent liabilities, particularly the reliability of any judgment assessments made by the management team.

Nothing short of immediate action to terminate Mr. Johnson and develop a plan for emergency succession to obtain management leadership for a company in a crisis stage will properly fulfill the fiduciary duty that the board must exercise. I believe this company is compelled to immediately engage in a transaction to realize maximum value for its shareholders by selling its assets and liquidating. To jeopardize the likelihood of any recovery for shareholders by continually deploying large amounts of capital into a sinking hole is irrational and not the exercise of good business judgment. At the current “run” rate for expenses, the company has, at best, a “short life.” This board must act immediately – it would be unconscionable to fail to do so. At this point, it would be irresponsible to hide behind management’s overly optimistic financial forecasts, which have now proven to be consistently erroneous. Management’s “do or die” approach to trying to salvage the company will not continue to work. Only a sale and liquidation will salvage value for all shareholders. By persisting in the execution of a strategy for which it is proving unqualified, management will continue wasting assets. New management must move this company in a new direction.

A failure to act will leave no alternative but for me to seriously consider a proxy fight to remove the current board and to establish a new board that would change management (which in my opinion has completely botched the opportunities presented to the company) and instruct new management to negotiate a liquidation sale of the company’s assets to an entity experienced with developing the type of secondary recovery assets owned by the company. Any failure to so act leaves the company perilously close to the “tipping point” of its very survival and, at best, would be a breach of all fiduciary duties. This board must act on behalf of the shareholders – not on behalf of an entrenched management.

Unfortunately, because of my disagreement with management about the direction of the company and my total lack of confidence and trust in management, I hereby resign from this board with the now strong belief that I may have a better opportunity to effect change from outside, rather that working inside with a board controlled by management.

Very truly yours,

/s/ Gerald W. Haddock

Gerald W. Haddock